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October 25, 2019

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc. (“Wheeler” or the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A (the “Proxy Statement”) Filed October 17, 2019 by Stilwell Activist Investments, L.P., et al. (collectively, “Stilwell”)
File No. 001-35713

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated October 23, 2019 (the “Staff Letter”) with regard to the above-referenced Proxy Statement filed by Stilwell in connection with the 2019 annual meeting of stockholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with our client, Stilwell, and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Schedule 14A

General

1.	Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Stilwell acknowledges the Staff’s comment and advises the Staff that it intends on distributing its proxy statement as soon as the Staff has notified Stilwell that it has been cleared to file its definitive proxy statement. If Stilwell files its definitive proxy statement before the Company files its definitive proxy statement, Stilwell understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its proxy statement after the information has been made public by the Company in order to mitigate such risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 25, 2019

Proposal No. 1 | Election of Directors, page 13

2.	Please refer to the following sentence on page 16: “Each of [the Participants] disclaims beneficial ownership of the shares of Common Stock reported owned herein.” Advise us of the legal basis upon which beneficial ownership could be disclaimed by such persons. Please refer to In re Coca Cola Co., Exchange Act Release No. 13,655 (June 21, 1977); and In re Douglas Kass, Exchange Act Release No. 31,046 (August 17, 1992).

Stilwell acknowledges the Staff’s comment and respectfully advises the Staff that the above-referenced statement relates solely to the Nominees specified (as opposed to the collective group of Participants), none of which own, beneficially or of record, any securities of Wheeler. Because these Nominees are Participants in Stilwell’s solicitation and certain of the other Participants own securities of Wheeler, Stilwell included this disclaimer language to make it clear that such Nominees are not the beneficial owners of the securities reported owned by the other Participants in the Proxy Statement. To further clarify, none of the specific Nominees making this disclaimer have voting or investment power over any of the securities reported beneficially owned by the other Participants in the Proxy Statement.

Under Rule 13d-4 of the Exchange Act, “any person may expressly declare in any statement filed that the filing of such statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.” While the Proxy Statement is neither a Schedule 13D nor Schedule 13G filing, Stilwell is a Schedule 13D filer and therefore believes this language is appropriate to use in the context of the specified Nominees, who do not own, and should not be deemed to beneficially own, any securities of Wheeler.

Notwithstanding the foregoing, Stilwell has removed this statement from the Proxy Statement to avoid any confusion.

3.	Given that the solicitation in opposition, if commenced, could possibly result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant’s governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant beyond that which has already been described in footnote number six. If the number of nominees ultimately introduced by the participants constitutes less than a majority, however, no additional disclosure regarding the potential change in control is needed.

Stilwell acknowledges the Staff’s comment and advises the Staff that Stilwell is nominating a minority slate of nominees and therefore no additional disclosure regarding a potential change in control is required.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda